SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 2

                       The Securities Exchange Act of 1934

                                  FREZER, INC.
                                  ------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                           (Title Class of Securities)

                                   358341 20 4
                                   -----------
                                 (CUSIP Number)

                           KI Equity Partners IV, LLC
                          5251 DTC Parkway, Suite 1000
                           Greenwood Village, CO 80111
                                 (720) 889-0131
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 13, 2009
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

(1)  Name of Reporting Person / I.R.S. Identification Number

     KI Equity Partners IV, LLC/72-1613291

(2)  Check the appropriate box if may be deemed member of a group

     (a)  N/A
     (b)  Reporting Person disclaims being member of a group relating to Issuer

(3)  SEC use only ...........................................

(4)  Source of funds (see instructions)...................... WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). N/A

(6)  Citizenship or place of organization ................... Delaware

Number of shares beneficially owned by Reporting Person with:
(7)  Sole voting power ...................................... 1,424,634
(8)  Shared voting power .................................... 0
(9)  Sole dispositive power ................................. 1,424,634
(10) Shared dispositive power ............................... 0

(11) Aggregate amount beneficially owned by Reporting Person. 1,424,634

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). N/A

(13) Percent of class represented by amount in Row (11) ..... 1.19%

(14) Type of reporting person (see instructions)
     OO - Limited Liability Company

This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission on February 27, 2007 and Amendment No.1 to Schedule 13D filed with the Securities and Exchange Commission on March 3, 2009 (as amended, the "Schedule 13D"). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D. This Amendment No. 2 to the Schedule 13D is being filed solely to disclose the information set forth in Item 6 hereto. All share amounts set forth herein give effect to the Issuer's 1-for-20 reverse stock split on February 26, 2008.

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

Item 1. Security and Issuer.
----------------------------

(a) Title of Class:                 Common Stock
(b) Name and Address of Issuer:     Frezer, Inc.
                                    No. 90-1 Hongji Street
                                    Xigang District Dalian City
                                    Liaoning Province, PRC, 116011
(c) Trading Symbol:                 FREZ


Item 2. Identity and Background of the Reporting Entity.
--------------------------------------------------------

(a) Name:                           KI Equity Partners IV, LLC
(b) Business Address:               5251 DTC Parkway, Suite 1000
                                    Greenwood Village, CO 80111
(c) Occupation:                     Institutional Investor
(d) Conviction:                     N/A
(e) Civil Proceedings:              N/A
(f) State of Incorporation:         Delaware


Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

The Reporting Person, on February 22, 2007, acquired 3,195,000 shares of the Issuer's Common Stock from the Issuer for an aggregate purchase price of $639,000. The Issuer and the Reporting Person entered into a certain registration rights agreement with respect to the 3,195,000 shares issued by the Issuer, a copy of which has been filed as an exhibit on a Current Report on Form 8-K filed by the Issuer on February 23, 2007.

On February 22, 2007, the Reporting Person also acquired 305,000 shares of the Issuer's Common Stock from certain third parties for a purchase price of $61,000.

The funds used for both of these purchases have been provided from the Reporting Person's working capital.


Item 4. Purpose of Transaction.
-------------------------------

Reporting Person is making these purchases of Issuer's Common Shares for investment purposes only. The Reporting Person is not a member of a group relating to the Issuer.

Other than as described in this Schedule 13D and any exhibits attached hereto, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend

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


policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.


Item 5. Interest  in Securities of the Issuer.
----------------------------------------------

(a) Aggregate Number and %: 1,424,634 shares of common stock representing 1.19% of the total 119,859,130 outstanding shares of common stock of the Issuer.

(b) Power to Vote or Dispose of Issuer's Shares: 1,424,634 shares of common stock, power over which to vote or dispose of resides with the Reporting Person.

(c) Transactions Within Prior 60 Days: See Item 6 below.


Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
-------------------------------------------------------------------------------

On March 2, 2009, the Reporting Person entered into a Stock Purchase Agreement (the "Purchase Agreement") with BEFUT Corporation, a Nevada corporation (the "Purchaser") and certain other parties pursuant to which, among other things, the Reporting Person agreed to sell to the Purchaser, and the Purchaser agreed to purchase from the Reporting Person, an aggregate of 2,075,366 shares of Common Stock for a purchase price of $352,861.04, or approximately $0.17 per share. Pursuant to the Purchase Agreement, certain other parties agreed to sell to the Purchaser, and the Purchaser agreed to purchase from such other parties, an aggregate of 100,804 shares of Common Stock for a purchase price of $17,138.96, or approximately $0.17 per share. Accordingly, under the Purchase Agreement, the Purchaser has agreed to acquire a total of 2,176,170 shares of Common Stock representing 51% of the outstanding shares of Common Stock.

The closing of the transactions under the Purchase Agreement (the "Closing") occurred on March 13, 2009. At the Closing, (i) the existing sole director of the Issuer increased the size of the Board to three directors, (ii) the existing sole director and officer of the Issuer resigned effective upon the Closing,
(iii) the existing director appointed Mr. Hongbo Cao, Ms. Mei Yu and Mr. Yining Xia to serve as the directors of the Issuer, and (iv) the existing sole director appointed Mr. Hongbo Cao to serve as the President and Chief Executive Officer of the Issuer. As a result of these transactions, control of the Issuer passed to the Purchaser (the "Change of Control").

Immediately following the Closing, the Purchaser and the Issuer entered into, and closed the transactions under, a share exchange agreement ("Exchange Agreement") with BEFUT International Co., Limited, a company incorporated under the laws of the British Virgin Islands ("Befut BVI"), the sole shareholder of the Purchaser, pursuant to which the Issuer acquired all of the outstanding equity interests of the Purchaser in exchange for the issuance of 120,899,170 shares of the Issuer's Common Stock to Befut BVI ("Reverse Merger Transaction"). As part of the Reverse Merger Transaction, the shares of Common Stock acquired by the Purchaser pursuant to the Purchase Agreement were cancelled. In addition, Befut BVI cancelled 3,130,870 shares of Common Stock as part of a convertible note offering to private investors that closed immediately after the Reverse Merger Transaction. As a result of the above transactions, the Issuer has 119,859,130 shares of Common Stock outstanding.

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

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.


Item 7. Material to be Filed as Exhibits.
-----------------------------------------

Reference is hereby made to the Stock Purchase Agreement, dated March 2, 2009, by and among the Reporting Person, the Purchaser, Mr. Kevin R. Keating, Keating Investments, LLC and Garisch Financial, Inc. which was included as an Exhibit to the Amendment No. 1 to Schedule 13D filed on March 3, 2009.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies he is Timothy J. Keating, the duly authorized and acting manager of the Reporting Person, and that the information set forth in this
Schedule 13D is true, complete and correct.

Dated:  March 19, 2009                       /s/ Timothy J. Keating
                                             ----------------------
                                             Timothy J. Keating
                                             Manager





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